SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

Tel.822-2125-2085

December 1, 2017

To Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders of Woori Bank (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Kwang-Goo Lee President and CEO Woori Bank 51, Sogong-ro, Jung-gu, Seoul 04632, Korea

Description

1. Date and Time	December 22, 2017 10 A.M., (local time)

2. Venue	5th Floor / Conference Room, Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda

1. Appointment of a Standing Director

•    Candidate : Tae-Seung Sohn

2. Appointment of President and CEO

•    Candidate : Tae-Seung Sohn

*  The President and CEO of the Company shall act as the representative director of the Company in accordance with Article 34 (Appointment of the CEO, Etc.) of the Articles of Incorporation.

*  Information regarding the recommendation of the President and CEO candidate is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

Agenda Details

1. Appointment of a Standing Director

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company Within the Past Three Years	Term
Tae-Seung Sohn (May. 16, 1959)	• Current) Head, Global Business Unit, Woori Bank • Executive Vice President, Global Business Unit, Woori Bank • Managing Director, Financial Market Business Division, Woori Bank	Officer Candidate Recommendation Committee	None	None	Note)

*	Note)

From the time of appointment at the Extraordinary General Meeting of Shareholders held in December 22, 2017 to the end of the Extraordinary General Meeting of Shareholders held in December 21, 2020

2. Appointment of President and CEO

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company Within the Past Three Years	Term
Tae-Seung Sohn (May. 16, 1959)	• Current) Head, Global Business Unit, Woori Bank • Executive Vice President, Global Business Unit, Woori Bank • Managing Director, Financial Market Business Division, Woori Bank	Officer Candidate Recommendation Committee	None	None	Note)

*	Note)

From the time of appointment at the Extraordinary General Meeting of Shareholders held in December 22, 2017 to the end of the Extraordinary General Meeting of Shareholders held in December 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 1, 2017	By:	/s/ Hyun Seok Shin
(Signature)

	Name :	Hyun Seok Shin
	Title :	Executive Vice President